UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                                  FORM 6-K


        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934


                      For the month of November, 2002

                            GRUPO TELEVISA, S.A.
           -----------------------------------------------------
              (Translation of registrant's name into English)

         Av. Vasco de Quiroga No. 2000, Colonia Sante Fe  01210 Mexico, D.F.
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                 (Address of principal executive offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


          Form 20-F  X                           Form 40-F
                    ---                                    ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes                                    No  X
              ---                                   ---

     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 .)

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PRESS RELEASE
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[OBJECTS OMITTED]

FOR UNIVISION:  STEPHANIE PILLERSDORF/STEPHANIE SORRENTINO
                CITIGATE SARD VERBINNEN
                212-687-8080

FOR TELEVISA:   ALBERTO ISLAS
                GRUPO TELEVISA
                525-52-61 2000

              UNIVISION AND TELEVISA NAME MANAGEMENT TEAM FOR
              DIGITAL CABLE AND SATELLITE TELEVISION NETWORKS

         MARK FELDMAN NAMED PRESIDENT AND CHIEF EXECUTIVE OFFICER;
                CARLOS MADRAZO NAMED CHIEF FINANCIAL OFFICER

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LOS ANGELES AND MEXICO  CITY,  NOVEMBER 6, 2002 - Univision  Communications
Inc. (NYSE: UVN), the leading Spanish-language media company in the United States, and Grupo Televisa, S.A. (NYSE: TV), the largest media company in the Spanish-speaking world, today announced that Mark Feldman, formerly Chief Operating Officer of TVN Entertainment, has been appointed President and Chief Executive Officer of the companies' previously announced joint venture to operate and distribute a suite of Spanish-language television networks for digital cable and satellite delivery in the United States. Feldman, who will be based in Los Angeles and report to the Board of Directors of the joint venture, will oversee all operational, marketing, sales and distribution aspects of the Univision-Televisa digital networks.

Carlos Madrazo, formerly of ING Barings' Latin America media investment banking group, has been named Chief Financial Officer, reporting to Feldman.

The 50/50 joint venture, which was contemplated as part of the multifaceted Univision-Televisa relationship announced in December 2001, will initially distribute five cable networks, including two movie channels and three channels featuring music videos, celebrity lifestyle, interviews and entertainment news programming. The channels, which feature Televisa programming -- the most popular Spanish-language programming in the world -- are currently available in Mexico, Latin America and Europe, but not in the United States.

The suite of channels will be available for distribution beginning in the 2002 fourth quarter. Upon launch, the channels will include:
o DE PELICULA AND DE PELICULA CLASICO: Featuring an array of contemporary and classic movies from a library of dramatic, romantic and comedic films popular in the Latin community. De Pelicula has earned a loyal brand following from audiences in Latin America and Spain and is a ratings leader in its category in Mexico.
o TELEHIT: Featuring entertainment and music-based programming and specials of the stars of Rock, Alternative and Popular music.
o RITMOSON LATINO : Featuring today's most popular Latin stars from Ricky Martin to Gloria Estefan to Shakira, in music videos, magazine shows and concerts.
o BANDAMAX: Featuring the best and brightest stars on the Regional Mexican music charts, including artists in the Banda, Tex Mex, Mariachi, Norteno and Country genres.

In a joint statement, Univision and Televisa said: "With more than ten years of experience working in various capacities in the fields of domestic and international television, programming, digital and interactive television and the Internet, Mark Feldman is the ideal executive to lead these exciting new channels. His strong operating and management skills, entrepreneurial drive and relationships with key professionals throughout the industry make him an outstanding choice to introduce the U.S. Hispanic community to these proven programming formats. We are also delighted that Carlos Madrazo - who has extensive finance and banking experience in the U.S. and throughout Latin America - has agreed to join our new venture as Chief Financial Officer."

"I am thrilled to have an opportunity to work with the world's leading Spanish-language media companies, Univision and Televisa, to offer outstanding new programming choices to the U.S. Hispanic community," said Feldman. "The joint venture's suite of digital networks has already been distributed throughout Mexico, Latin America and Europe, where it has gained tremendous popularity. Our program offering - backed by the resources of the two global leaders in Spanish language media - will provide a unique opportunity for U.S. cable and satellite operators to reach the fastest-growing market in the U.S. and to increase digital television penetration."

Prior to being named Chief Executive Officer of the Univision and Televisa joint venture, Feldman was the Chief Operating Officer and a member of the Board of Directors of TVN Entertainment, a leader in the aggregation and delivery of content for all forms of pay~television. Previously, Feldman was President and CEO of Magna Entertainment Corp., a publicly traded company in the business of owning and operating premier horse racing facilities around the world and developing global interactive gaming. Prior to Magna Entertainment Corp., Feldman spent nearly eight years as part of the senior executive team responsible for growing E! Entertainment Television into a formidable entertainment brand seen in more than 60 million domestic households, most recently serving as Executive Vice President of all business operations. A graduate of the Boalt Hall School of Law at the University of California at Berkeley, Feldman began his career advising on corporate securities, real estate and general business transactions in the Orange County, California area.

Prior to being named Chief Financial Officer of the Univision and Televisa joint venture, Madrazo oversaw ING Barings' Latin America Media & Entertainment investment banking practice. Previously, Madrazo worked at Chase Securities, where he spent six years in the Global Mergers and Acquisitions Group. As a founding member of Chase's Latin American Merger and Acquisition Group, Madrazo helped build one of the leading advisory teams in the region. Madrazo has an MBA from the University of Notre Dame and a Bachelor of Arts degree in Economics from Universidad Anahuac in Mexico City. Prior to his graduate studies, he worked for DuPont in Mexico City as Assistant Treasurer.

ABOUT UNIVISION
Univision Communications Inc. (NYSE: UVN) is the premier Spanish-language media company in the United States. Its operations include: Univision Network, the most-watched Spanish-language broadcast television network in the U.S. reaching 97% of U.S. Hispanic households; TeleFutura Network, the new 24-hour general-interest Spanish-language broadcast television network reaching 73% of U.S. Hispanic Households; Univision Television Group, which owns and operates 23 television stations; TeleFutura Television Group which owns and operates 30 television stations; Galavision, the country's leading Spanish-language cable network; Univision Music Group, which includes the Univision Music label, Fonovisa Records label, Rudy Perez Enterprises label and a 50% interest in Mexican based Disa Records label as well as Fonomusic and America Musical Publishing companies; and Univision Online, the premier Internet company in the U.S. Hispanic market located at www.univision.com. Univision Communications is headquartered in Los Angeles with network operations in Miami and television stations and sales offices in major cities throughout the United States.

ABOUT GRUPO TELEVISA
Grupo Televisa, S.A. is the largest media company in the Spanish-speaking world, and a major player in the international entertainment business. It has interests in television production and broadcasting, programming for pay television, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and show business promotions, paging services, feature film production and distribution, dubbing, and the operation of a horizontal Internet portal. Grupo Televisa also has an unconsolidated equity stake in Univision, the leading Spanish-language television company in the United States.

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                                 SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        GRUPO TELEVISA, S.A.
                                        ---------------------------------------
                                                   (Registrant)


Dated:   November 8, 2002               By /s/ Jorge Lutteroth Echegoyen
                                           ------------------------------------
                                           Name:  Jorge Lutteroth Echegoyen
                                           Title: Controller, Vice-President